SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                eTOTALSOURCE, INC.
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                               (Name of Issuer)

                      Common Stock, no par value per share
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                        (Title of Class of Securities)


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                                 (CUSIP Number)

                             Morrow Revocable Trust
                          (beneficially J. Cody Morrow)
                              12655 Rough & Ready
                             Grass Valley, CA 95945
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    May 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Morrow Revocable Trust (beneficially J. Cody Morrow, Trustee)
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [_]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        Morrow Revocable Trust          1,645,056 shares
                        (beneficially J. Cody Morrow)     200,000 options
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  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               Morrow Revocable Trust          1,645,056 shares
                        (beneficially J. Cody Morrow)     200,000 options
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Morrow Revocable Trust          1,645,056 shares
      (beneficially J. Cody Morrow)     200,000 options
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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Morrow Revocable Trust (beneficially J. Cody Morrow)   (9.2% with options)
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14    TYPE OF REPORTING PERSON*

      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
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ITEM 1. SECURITY AND ISSUER

     Common Stock,  no par value per share

     eTotalSource, Inc.
     (f/k/a Premium Enterprises, Inc.)
     1510 Poole Boulevard
     Yuba City, CA  95993
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ITEM 2. IDENTITY AND BACKGROUND

     (a) Morrow Revocable Trust
         (beneficially J. Cody Morrow)

     (b) 12655 Rough & Ready
         Grass Valley, CA 95945

     (c) MORROW REVOCABLE TRUST (Beneficially J. Cody Morrow - Director of eTotalSource, Inc.) Mr. Morrow's biographical information is as follows:

J. CODY MORROW - Director of eTotalSource, Inc. He is President of Morrow Marketing International (1995-present), $200 million+ annual sales nationally and internationally. Current direct business operations in Europe, Thailand and India. Many years experience in opening foreign markets. Prior to Morrow Marketing, Cody was President of Monarch Development Corporation (1989-1993), a Southern California based Real Estate Development company. He was appointed Director of the Company in May 2003.

     (d) During the last five years the Reporting Entity has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Entity has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Shares  were  issued  in   conjunction   with  an Agreement   and  Plan  of
Reorganization with eTotalSource, Inc. dated December 2002.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Entity acquired the securities in order to have a vested interest in the Company for which Reporting Entity's Trustee, J. Cody Morrow, is serving as an officer/director. There are no plans or proposals known to the Reporting Entity, other than as contained in the Agreement and Plan of Reorganization, which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the acquisition of control of eTotalSource, Inc., a California corporation pursuant to the Agreement and Plan of Reorganization.

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned:                  1,645,056
         Percent of outstanding shares owned:               8.2%

         Aggregate number of options owned:                 200,000
         Percent of outstanding options owned:              1.0%

     (b) Sole Power of voting for Reporting Entity:         1,645,056

     (c) Transactions in securities in the past
         60 days for Reporting Entity:                      0

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Agreement and Plan of Reorganization by and between Premium Enterprises, Inc., a Colorado corporation, and eTotalsource, Inc., a California corporation, dated December 18, 2002.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit 10.1 -  Agreement and Plan of Reorganization

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                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


Dated: October 22, 2003                            MORROW REVOCABLE TRUST


                                                  By:/s/J. Cody Morrow
                                                    J. Cody Morrow, Trustee